SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                           Commission File Number 333-29093

                           NOTIFICATION OF LATE FILING

             (Check One): /X/ Form 10-K /_/ Form 11-K /_/ Form 20-F
                          /_/ Form 10-Q /_/ Form N-SAR

         For Period Ended: December 31, 1997
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/_/  Transition Report on Form 10-K         /_/  Transition Report on Form 10-Q
/_/  Transition Report on Form 20-F         /_/  Transition Report on Form N-SAR
/_/  Transition Report on Form 11-K

         For the Transition Period Ended:
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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Galveston's Steakhouse Corp.
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Former name if applicable  N/A
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Address of principal executive
     office (Street and number): 151 East Alessandro Boulevard
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City, state and zip code: Riverside, California 92508
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/_/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/_/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on February 17, 1998 (the "Effective Date"), upon the simultaneous effectiveness of its Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, covering the initial public offering of its common stock, and its Registration Statement on Form 8-A under the Exchange Act. Inasmuch as the Effective Date occurred substantially after the close of the Registrant's fiscal year on December 31, 1997 and the Registrant received proceeds of its initial public offering only on March 4, 1998, the Registrant had insufficient personnel and financial resources to prepare and file both its initial Special Report on Form 10-KSB containing its audited financial statements for the year ended December 31, 1997 and its Quarterly Report on Form 10-QSB for the prescribed period ending March 31, 1998, without both unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

    Hiram Woo                                 (909)               789-0211
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      (Name)                               (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 12 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         /X/  Yes.                  /_/  No.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?          /_/  Yes.                 /X/  No.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          GALVESTON'S STEAKHOUSE CORP.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 18, 1998                  By: Hiram Woo, President
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